LIETUVOS TELEKOMAS

AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS"

Code 2121543 Savanorių pr. 28, LT-2600 Vilnius, (Lithuania) Lietuva Tel. +370 6 48 15 11 Fax +370 2 22 66 65
VAT code 212154314 *Register of Enterprises of the Republic of Lithuania, the Registrar - the Ministry of Economics of the Republic of Lithuania* (Gedimino pr. 38/2, LT-2600 Vilnius)

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street NW
Washington DC 20549

30-04-2002 No.

Fax. (202) 942 95 25

02028765

SUPPL

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

No. of pages: 1+16

Re: **AB Lietuvos Telekomas (File No. 82-5086)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Report for the First Quarter of 2002

Ladies and Gentlemen:

On behalf of AB Lietuvos Telekomas (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is copy of the document listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Lithuania or of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE"), the National Stock Exchange of Lithuania ("NSEL"), the UK Listing Authority ("UKLA") or the Lithuanian Securities Commission ("LSC") and which was or will be made public by such exchanges or authorities or (iii) has distributed or become required to distribute to its security holders:

1. AB Lietuvos Telekomas Report for the 1st quarter of 2002

If you should have any questions or comments, please call the undersigned at +370 2 36 78 78, mob. +370 687 27 909, fax. +370 2 313 860.

Very truly yours,

Darius Dziaugys
Senior Specialist, Investor Relations

Encl.: 1. Report (16 pages)

File No. 82-5086

AB Lietuvos Telekomas
Report for the 1st quarter of 2002

(Prepared according to the Rules on Periodic Disclosure of Information about Issuer's Activities and their Securities issued by the Securities Commission of Lithuania)

LIETUVOS TELEKOMAS

Table of contents

I. General provisions

1. Accountable period for which the report has been prepared

First quarter of 2002 (January – March)

2. Main data about the issuer

Name	AB Lietuvos Telekomas (Lithuanian Telecom)
Authorised capital	814,912,760 litas
Registered office	Savanoriu ave. 28, 2600 Vilnius, Lithuania
Telephone number	+370 26 48 15 11
Fax number	+370 5 2126665
E-mail address	info@telecom.lt
Internet address	www.telecom.lt
Legal and organisational form	public company (joint-stock company)
Date and place of registration	6 February 1992, Board of Vilnius City
Date and place of re-registration	8 July 1998, Ministry of Economics of the Republic of Lithuania
Registration No:	BI 98 - 195
Code in the Register of Enterprises	2121543

3. Information about where and how it is possible to get acquainted with the report and the documents on the basis of which it was prepared and the name of the means of mass media

Report and other documents on the basis whereof this report was prepared are available at AB Lietuvos Telekomas, Savanoriu ave. 28, Vilnius, on business days from 8 a.m. till 5 p.m.

All material events, concerning the Company's activities, as well as information about the time and place of the General Meeting of Shareholders, other notices to be given to the shareholders and other persons shall be published in the Lietuvos rytas daily or Respublika daily following the procedure established by the laws of the Republic of Lithuania.

4. Persons responsible for the accuracy of information in the report

4.1. members of the managing bodies of the Issuer, employees and the head of the administration responsible for the report:

Tapio Paarma, General Manager and President of AB Lietuvos Telekomas
tel. +370 2 36 76 00, fax. +370 5 2126665.

Jan-Erik Elserius, Director of Finance Department of AB Lietuvos Telekomas,
tel. +370 2 36 76 03, fax. +370 2 313860.

4.2. ------------

File No. 82-5086

5. Confirmation of the members of Issuer's managing bodies, its employees and head of administration responsible for the preparation of the report, that information contained herein is true and there are no suppressed facts which could have an impact on investors' decisions to buy or sell the Company's securities, as well as the market price of those securities and their valuation

AB Lietuvos Telekomas represented by General Manager and President Tapio Paarma and Acting Director of Finance Department Dzintra Tamuliene hereby confirms, that information contained in the report is true and there are no suppressed facts, which could have an impact on investors' decisions to buy or sell the Company's securities, as well as the market price of those securities and their valuation.

General Manager and President of
AB Lietuvos Telekomas .... Tapio Paarma

30 April 2002

Seal

Acting Director of Finance Department of
AB Lietuvos Telekomas .... Dzintra Tamuliene

30 April 2002

The report is prepared in Vilnius, April 2002.

II. Information about major shareholders and the members of managing bodies

6. Shareholders

The share capital of AB Lietuvos Telekomas registered in the Ministry of Economy of the Republic of Lithuanian is 814,912,760 litas.

According to the type of shares, the structure of AB Lietuvos Telekomas share capital is as follows:

Type of shares	Number of shares	Nominal value (Litas)	Total nominal value (Litas)	Part in the share capital (%)
Ordinary registered shares	814,912,759	1	814,912,759	>99.99
Special share	1	1	1	<0.01
Total:	814,912,760	-	814,912,760	100.00

The total number of AB Lietuvos Telekomas shareholders as of 31 March 2002 was 10,032.

The following shareholders hold more than 5 per cent of the Company's share capital as of 31 March 2002:

Name and surname of natural persons (name of enterprise, type and registered office, code in the register of enterprises)	Number of shares owned by the right of ownership	Part in the share capital (%)	Part of votes given by the shares owned by the right of ownership (%)	Part of votes held together with persons acting together (%)
Amber Teleholding A/S, Bredgade 26, Copenhagen, DK-1260, Denmark, no. 244.793	488,947,656	60.00	60.00	60.00
The State represented by State Property Fund, Vilniaus st 16, LT-2001 Vilnius, register code 1007315	81,771,702**	10.03	10.03	10.03

NOTE. * - including the Special share.

On 12 June 2000, Lietuvos Telekomas launched a Global Depository Receipt (GDR) programme. According to the programme, one GDR represents 10 ordinary registered shares of AB Lietuvos Telekomas. Shares are held by the depository bank– Deutsche Bank Trust Company Americas (previously known as Bankers Trust Company), 4 Albany Street, New York, New York 10006, U.S.A.

As 31 March 2002, 122,849,890 shares of AB Lietuvos Telekomas or 15.08 per cent of the Company's share capital were held in the form of Global Depository Receipts.

On 31 March 2002, UAB Lintkom, a daughter company of UAB Lintel, which is a subsidiary of Lietuvos Telekomas, held 12,698,412 ordinary registered shares of AB Lietuvos Telekomas and 2,539,683 Global Depository Receipts of Lietuvos Telekomas, i.e. 4.67 per cent of Lietuvos Telekomas' share capital. Following the new Lithuanian Company Law effective as of 1 July 2001, Lietuvos Telekomas indirectly has a majority in UAB Lintkom and therefore shares of AB Lietuvos Telekomas, which are held by UAB Lintkom, are considered as treasury stocks of Lietuvos Telekomas.

7. Members of the managing bodies

The managing structure of AB Lietuvos Telekomas is as follows:

- General Meeting of Shareholders;
- Board;
- Administration.

Auditors control the Company's activities.

Board

The By laws of Lietuvos Telekomas provide that the Company's Board shall consist of nine members and is elected for two year term.

Gintautas Zintelis – Chairman of the Board since 7 July 1998 (re-elected for two year term on 5 July 2000), Head of Information System Protection Division of *Vilniaus bankas AB*. Correspondent member of Lithuanian Academy of Science. Has no interest in the share capital of the Company. Holds 10 percent of UAB Informatikos ir Rysiu Technologiju Centras and 15 percent of UAB Litkon Informatics shares.

Ingmar Jonsson – member of the Board since 26 April 2000 (re-elected for the two-year term on 5 July 2000), representative of Amber Teleholding A/S; Senior Vice President and Head of Corporate Programmes at Telia AB. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Timo Virtanen – member of the Board since 5 July 2000 (elected for the two-year term), representative of Amber Teleholding A/S; Director, Baltic Operations in Sonera Telecom Ltd. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Mikko Pirinen – member of the Board since 30 April 2001 (elected for the two-year term), representative of Amber Teleholding A/S; Senior Vice President, Resource Management, Sonera Telecom Oy. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Jaakko Nevanlinna – member of the Board since 30 April 2001 (elected for the two-year term), representative of Amber Teleholding A/S; President, Sonera Telecom Ltd. and Sonera Carrier Networks Ltd. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Anna Maria Smela – member of the Board since 30 April 2001 (elected for the two-year term), representative of Amber Teleholding A/S; Vice President, Telia International Provider. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Morgan Ekberg – member of the Board since 30 April 2001 (elected for the two-year term), representative of Amber Teleholding A/S; Senior Vice President, Telia Business Area Network. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Rimvydas Kugis – member of the Board since 7 July 1998 (re-elected for the two-year term on 5 July 2000), Secretary of the Ministry of Justice of the Republic of Lithuania. Has no interest in the

share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Peter Reiniger – member of the Board since 30 April 2001 (elected for the two-year term), representative of Bankers Trust Company/Deutsche Bank AG; Director, Business Group, European Bank for Reconstruction and Development. Has no interest in the share capital of the Company. Is not involved in the business of other Lithuanian companies and does not have interest in the share capital in other Lithuanian companies.

Administration

Tapio Paarma (born in 1948)

General Manager and President of AB Lietuvos Telekomas since 8 July 1998.

As of 31 March 2002, he has 76,960 shares of the Company that accounts for 0.009 per cent of the share capital and gives 0.009 per cent of votes.

Chairman of the Board of UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Comliet, UAB Lintkom, UAB Voicecom, UAB Baltijos Informaciniu Duomenu Valdymo Centras, UAB Baltijos Telekomunikaciju Konsultacinis Centras and VsI Lietuvos Telekomo Sporto Klubas, member of the Board of Latvian Lattelekom.

Education – MA degree in Social Planning Sciences was conferred in 1971 in Helsinki University.

Tapio Paarma started his career in the Finnish PT company, where he worked in the Telecommunications Construction Centre and Administration subdivision before occupying the office of the Head of the Secretariat. In the period from 1988 to 1992, position of the Director of the Telecom Vaasa. In 1992 - 1993, Director of the Reorganisation team in the Finnish PT, and at the same time occupied the position of the Project Manager of the Northwest GSM company. In 1993 - 1994, and several months in 1998 Tapio Paarma was the Director of New activity sphere in the Finnish Telecom. In 1995 - 1998 he occupied various positions in the Lattelekom SIA, Latvia, including the Chief Activity Officer and Deputy Director General.

Romualdas Degutis (born in 1961)

Executive Vice President of AB Lietuvos Telekomas since 1 June 1999.

As of 31 March 2002, he has 10,866 shares of the Company that accounts for 0.0013 per cent of the share capital and gives 0.0013 per cent of votes.

Member of the Board of UAB Lietuvos Telekomo Verslo Sprendimai, UAB Comliet and UAB Lintkom.

Education – Electric Communication Engineer, in 1984 graduated from Kaunas Technological University.

Employed in the Company since 1984. In 1993, he was appointed to the office of Klaipeda Branch Director of AB Lietuvos Telekomas.

Jan-Erik Elserius (born in 1943)

Director of Finance Department of AB Lietuvos Telekomas since 29 March 1999.

As of 31 March 2002, he has 50,000 shares of the Company that accounts for 0.006 per cent of the share capital and 0.006 per cent of votes.

General Manager of UAB Lintkom, member of the Board of UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Comliet, UAB Voicecom, UAB Baltijos Informaciniu Duomenu Valdymo Centras, UAB Baltijos Telekomunikaciju Konsultacinis Centras and VsI Lietuvos Telekomo Sporto Klubas.

Education – BA degree in Management, Managerial Economy, Political Economy and Statistics. In 1967, he graduated from Uppsala University.

Between 1969 and 1972, he was employed by Stockholm City/County Council in Financial Division. From 1972, Head of Public Office of Financial Division of the Swedish Telecom administration (Telia). From 1975, he was responsible for the Long term Planning and accountable to the Director General. In the period from 1976 to 1980, Jan-Erik Elserius worked for the Swedtel. In July 1982, he was appointed to the position of the Finance Director of TeleLarm AB, where he occupied various managing positions, in September 1997 he was appointed as the Director General. Following the merger with the Securitas Teknik AB in 1998, Mr. Elserius was appointed as the Deputy Managing Director of the new company Securitas Larm AB

III. Financial status

The following consolidated financial statements of Lietuvos Telekomas' Group are prepared in accordance with the International Accounting Standards.

Lietuvos Telekomas' Group financial statements for the reporting period are not audited. Lietuvos Telekomas' Group financial statements for the year ended 31 December 2001 are audited by the auditors.

8. Balance sheet (in thousand of Litas)

	31 March 2002	31 December 2001	31 March 2001*
Non-current assets			
Property, plant and equipment	1,495,569	1,542,261	1,579,969
Intangible assets	231,275	248,210	246,882
Prepayments for non-current assets	48	31	209
Investments	196	206	14
Non-current receivables	57	46	41
Total	1,727,145	1,790,754	1,827,115
Current assets			
Inventories	1,800	1,757	6,825
Fixed assets for sale	29,498	29,498	---
Receivables, prepayments and accrued revenue	219,772	238,804	210,499
Cash and cash equivalent	43,473	47,902	191,456
Total	294,543	317,961	408,780
TOTAL ASSETS	**2,021,688**	**2,108,715**	**2,235,895**
Shareholders' equity	1,258,397	1,236,989	1,204,170
Non-current liabilities			
Deferred tax liabilities	139,230	136,191	191,414
Grants	16,281	16,977	18,565
Borrowings	368,207	445,177	547,390
Total	523,718	598,345	757,399
Current liabilities			
Trade, other payables and accrued liabilities	105,449	146,230	127,505
Borrowings	134,124	127,151	146,821
Total	239,573	273,381	274,326
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,021,688**	**2,108,715**	**2,235,895**

NOTE. In the balance sheet as of 31 March 2001, non-current assets and borrowings are reclassified.

9. Profit (loss) accounts (in thousand of Litas)

	1st Quarter 2002	1st Quarter 2001
Revenues	247,913	266,220
Expenses	(113,551)	(118,022)
Employee related expenses	(42,613)	(49,348)
Interconnection expenses	(31,048)	(23,297)
Other operating expenses	(39,890)	(45,377)
EBITDA	134,362	148,198
Depreciation and amortisation	(101,207)	(94,942)
Operating profit	33,155	53,256
Finance costs, net	(8,708)	(10,498)
Profit before profit tax	24,447	42,758
Profit tax	(3,039)	(12,000)
Group profit before monitory interest	21,408	30,758
Minority interest	---	4
NET PROFIT	21,408	30,762
Earning per share (Litas)	0.03	0.04

10. Explanatory letter

Lietuvos Telekomas' Group is the largest telecommunications services provider in Lithuania with an exclusive right to provide fixed-line telephony services until the end of 2002. Besides, AB Lietuvos Telekomas and its subsidiaries provide Internet-related and data communication services, wholesale services for other local and international operators and a wide range of other telecom - related services.

On 31 March 2002, Lietuvos Telekomas' Group consisted of the parent company, AB Lietuvos Telekomas, and its subsidiaries UAB Lietuvos Telekomo Verslo Sprendimai, UAB Lintel, UAB Comliet, UAB Baltijos Informaciniu Duomenu Valdymo Centras, UAB Baltijos Telekomunikaciju Konsultacinis Centras, VsI Lietuvos Telekomo Sporto Klubas and UAB Voicecom, which is 60 per cent owned by AB Lietuvos Telekomas. AB Lietuvos Telekomas also owns 30 per cent in UAB Verslo Portalas.

UAB Lietuvos Telekomo Verslo Sprendimai provides services and complex telecommunications solutions to major business customers of Lietuvos Telekomas.

UAB Lintel focuses on provision of the Directory Inquiry Service 118, telesales and telemarketing services as well as property management of Lietuvos Telekomas' Group. UAB Lintkom, a daughter company of Lintel, holds 4.67 per cent of Lietuvos Telekomas' shares (treasury stocks) acquired during the Initial Public Offering (IPO) in 2000.

From January 2001 UAB Comliet, a subsidiary of Lietuvos Telekomas, provides services connected with design and construction of the telecommunication networks. At the beginning of 2002, Comliet was restructured and took over installation and maintenance of telecommunications services from Lietuvos Telekomas.

UAB Voicecom, a joint venture of AB Lietuvos Telekomas (60 per cent) and Nexcom Telecommunication LLC (USA) (40 per cent), provides voice over IP (Internet Protocol) services.

In August 2001, AB Lietuvos Telekomas acquired a 30 per cent stake in UAB Verslo Portalas, a subsidiary of UAB Verslo zinios. The joint venture is engaged in development of a business-to-business portal *verslas.com*.

In October 2001, the Board of AB Lietuvos Telekomas decided to reorganise the Information Systems Department into a separate daughter company known as UAB Baltijos Informaciniu Duomenu Valdymo Centras, which will provide information technology services both for Lietuvos Telekomas' Group and external customers.

In March 2002, AB Lietuvos Telekomas established a daughter company UAB Baltijos Telekomunikaciju Konsultacinis Centras for provision of professional IT services.

AB Lietuvos Telekomas is a sole founder of the non-profit organisation VsI Lietuvos Telekomo Sporto Klubas.

Key figures of Lietuvos Telekomas' Group (in thousand of Litas)

	1st quarter 2002	1st quarter 2001	Change (%)
Revenues	247,913	266,220	-6.9
EBITDA	134,362	148,198	-9.3
EBITDA margin (%)	54.2	55.7	
Depreciation and amortisation	101,207	94,942	6.6
Operating profit (EBIT)	33,155	53,256	-37.7
Operating profit EBIT margin (%)	13.4	20.0	
Financial income and expenses, net	-8,708	-10,498	-17.1
Profit before profit tax	24,447	42,758	-42.8
Net profit	21,408	30,762	-30.4
Net profit margin (%)	8.6	11.6	
Return on capital employed (%)	2.1	3.2	
Return on shareholders equity (%)	1.7	2.5	
Equity to assets ratio (%)	62.2	53.9	
Cash provided by operating activities	100,096	73,557	36.1
Average number of personnel	5,058	6,237	-18.9
Earning per share (Litas)	0.03	0.04	
Number of shares (thousand)*	776,818	776,818	

NOTE. * Excluding treasury stocks held by UAB Lintkom.

Revenue

The total consolidated Group's revenue in the first quarter of the year 2002 was LTL 247.9 million, a decrease by 6.9 per cent over the total revenue of LTL 266.2 million in the first quarter of 2001. This mainly came as a result of the decrease in the revenue from fixed-line telephony services by 15.1 per cent. The fixed-line telephony revenue made up 72.8 per cent (79.9 per cent in 2001) of the total Company's revenue. The Internet and data communication revenue went up by 72.3 per cent and interconnection revenue - by 17.3 per cent comprising 9.6 and 13.7 per cent of the total revenue, respectively.

Breakdown of the Groups' revenue (in thousand of Litas)

	January – March 2002	January – March 2001*	Change
Fixed-line telephony	180,524	212,751	-15.1%
Interconnection	33,982	28,967	17.3%
Internet and data communication	23,890	13,868	72.3%
Leased lines	4,731	5,687	-16.8%
Equipment sales and other	4,786	4,947	-3.3%
Total	**247,913**	**266,220**	**-6.9%**

NOTE. * In order to better reflect the revenue generation structure of the Group, revenue reporting categories in the third quarter of 2001 were reorganised, thus the figures of Interconnection (previously known as Wholesale), Internet and data communication, and Leased lines differ from the previously reported ones.

The following factors had an effect on the level of the Company's fixed-line telephony revenue for the first quarter of 2002:

- On 1 August 2001, Lietuvos Telekomas introduced calculation of the call duration on the per-second basis. In the first quarter of 2001 the call duration was calculated and charged on the per-minute basis. So far Lietuvos Telekomas has been the only operator on the market calculating the duration of calls on the second-rounding basis.
- Lietuvos Telekomas continued applying a reduced subscription fee for around 400,000 socially disadvantaged and retired customers, who were paying 16 Litas per month instead of the basic monthly subscription fee of 19 Litas. The subscription fee for all business customers was also reduced to 28 Litas per month.
- The local call tariffs for off-peak and night time were cut down by 25 per cent compared with the tariffs valid during the first quarter of 2001.
- During the first quarter Lietuvos Telekomas reduced its international call tariffs and launched several marketing campaigns.
- Due to the fierce competition from the mobile operators' side and zero growth of population's average disposable income, the total number of main lines in service decreased from 1,151 thousand as of 31 December 2001 to 1,116 thousand as of 31 March 2002. The reduction is mainly recorded in the residential sector.

In February, Lietuvos Telekomas changed the charging method for its information services provided by the so-called Premium Rate short numbers. Now the information and call duration are charged separately. During the first quarter the Company cut down its tariffs for

international calls to EU countries by 30 per cent, to Poland and Latvia by more than 15 per cent, to Moscow and Minsk by 30 per cent, and extended the off-peak period by 25 per cent for all its international calls. Besides, in February, Lietuvos Telekomas launched a new service – Calling Line Identification Presentation (CLIP) service, and its daughter company UAB Lintel started provision of information on mobile numbers of private subscribers of Bite GSM.

During the first quarter of 2002 revenue from Internet and data communication services continued to grow and increased by 72.3 per cent on a year-on-year basis. As of 31 March 2002, the total number of ISDN channels in service grew by 60 per cent to more than 27 thousand compared with the same period last year. At the end of the first quarter of 2002, the total number of Internet dial-up service users was approximately 52 thousand and there were 5,215 users of the flat rate Internet access service. During January – March 2002 the number of subscribers of ADSL services went up by 76 per cent to 4,309.

The interconnection services revenues went up by 17.3 per cent, while revenues from leased lines and other services were down by 16.8 and 3.3 per cent, respectively.

Expenses

Lietuvos Telekomas' Group continued to streamline the Company's business and maintain high level of efficiency. The total operating expenses went down by 3.8 per cent year on year. This was mainly caused by the decrease in personnel-related expenses and drop in maintenance costs. In the first quarter 2002, an additional provision of LTL 3 million was set aside for the employee redundancy payments to be made in the second quarter of this year.

EBITDA for the first quarter of 2002 decreased to LTL 134.4 million over LTL 148.2 million in 2001, however, the EBITDA margin stood at 54.2 per cent (55.7 per cent in 2001).

During January-March 2002 the number of employees in Lietuvos Telekomas' Group decreased from 5,749 to 4,970 at the end of the quarter. As of 31 March 2002, the number of main lines per one full-time employee in the core business was 246, while three months ago this figure stood at 217.

Profit before profit tax

Due to heavy investments made in previous years, depreciation and amortisation charges increased by 6.6 per cent to LTL 101.2 million over LTL 94.9 million a year ago. Overall, this resulted in the decrease in the operating profit by 37.7 per cent to LTL 33.2 million compared with the operating profit of LTL 53.3 million for the first quarter of 2001.

Net financial costs went down from LTL 10.5 million to LTL 8.7 million in the first quarter of 2002, a decrease of 17.1 per cent. The decrease was mainly caused by lower interest rates and lower borrowing level.

On 21 February 2002, the Lithuanian Competition Council adopted a decision stating that Lietuvos Telekomas had violated requirements of the Law on Competition and imposed a fine amounting to 0.2 per cent of the Company's total annual revenue. On 22 March 2002, the Company made an appeal against this decision. Nevertheless, a provision of LTL 2.1 million for the possible fine was charged to the Company's financial expenses in the year 2001.

The profit before profit tax for the first quarter of 2002 was LTL 24.4 million, a decrease by 42.8 per cent, over LTL 42.8 million for the same period last year.

Net profit

The net profit of Lietuvos Telekomas' Group for January – March 2002 declined by 30.4 per cent to LTL 21.4 million compared with the net profit of LTL 30.8 million a year ago. The net profit margin was 8.6 per cent (11.6 per cent in 2001). On 1 January 2002, exempts for investments were abolished and the basic profit tax rate was reduced from 24 to 15 per cent.

Balance sheet and cash flow

The total assets of Lietuvos Telekomas' Group decreased by 4.1 per cent to LTL 2,021.7 million on 31 March 2002 (LTL 2,108.7 million on 31 December 2001). The shareholders' equity went up by 1.7 per cent to LTL 1,258.4 million (LTL 1,237.0 million at the end of 2001); net debt decreased by 12.5 per cent and amounted to LTL 458.9 million (LTL 524.4 million three months ago). The net debt to equity ratio was 36.5 per cent (42.4 per cent on 31 December 2001).

Due to the re-peg of the Litas from US dollar to Euro, on 1 February 2002, Lietuvos Telekomas concluded a transaction of cross currency swap (from US dollars to Euro) of the Company's loans denominated in US dollars.

During the first quarter of 2002 the net cash flow from operating activities was LTL 100.1 million, an increase by 36.1 per cent compared with LTL 73.6 million during the same period a year ago. The cash flow after investing activities was LTL 62.3 million (LTL 2.9 million in 2001) and negative cash flow from financing activities of LTL 66.8 million was a result of repayment of the debt. Overall, this resulted in a negative total cash flow of Lietuvos Telekomas' Group of LTL 4.4 million.

Investments

During January – March 2002 the total amount of investments made by Lietuvos Telekomas' Group was LTL 39.2 million. In March, AB Lietuvos Telekomas and UAB Siemens signed an agreement on acquisition of EWSD digital exchanges equipment in order to digitise additional 10 per cent of fixed subscriber lines of the Company by the end of this year.

On 3 January 2002, AB Lietuvos Telekomas and TietoEnator signed a Memorandum of Understanding regarding partnership for the provision of IT services in Lithuania and within the region. Lietuvos Telekomas has established a fully owned subsidiary - UAB Baltijos Informaciniu Duomenu Valdymo Centras - for provision of IT services for Lietuvos Telekomas' Group and external companies. In March, the Company found another 100 per cent owned subsidiary – UAB Baltijos Telekomunikaciju Konsultacinis Centras – for provision of professional IT consultancy services.

On 1 January 2002, the telecommunications service installation and maintenance activities were transferred to Lietuvos Telekomas' subsidiary UAB Comliet. Alongside these new activities, Comliet expands its telecommunications network construction and installation activities not only in Lithuania but also in Latvia. In February, Comliet established its representative office in Riga. In April, UAB Comliet signed a Letter of Intent for the purchase of the majority stake in Datu Tikli SIA, which is a provider of low voltage networks' construction and maintenance services in Latvia.

Consolidated statements of Lietuvos Telekomas' Group Cash Flows (in thousand of Litas):

	January – March 2002	January – March 2001*
Cash flow from (to) operating activities:		
Net profit for the period	21,408	30,762
Depreciation and amortisation	101,207	94,942
Profit tax (Deferred)	3,039	12,002
Provisions and write-offs	3,905	6,194
Change in restructuring provision	(7,519)	
(Gain) loss on sale of fixed assets	(186)	(654)
Financial activities, net	8,149	9,348
Changes in current assets and current liabilities	(12,352)	(72,432)
Interest paid (on loans)	(17,555)	(6,605)
Net cash from operating activities	100,096	73,557
Cash flow from (to) investing activities:		
Capital expenditure on fixed assets, net	(37,802)	(71,459)
Changes in prepayments for tangible fixed assets	(17)	417
Interest received	57	428
Net cash (to) from investing activities	(37,762)	(70,614)
Cash flow from (to) financing activities:		
Proceeds from issue of bonds	---	150,000
Repayment of debt	(66,763)	(5,239)
Net cash from financing activities	(66,763)	144,761
Net changes in cash and cash equivalents	**(4,429)**	**147,704**
Cash and cash equivalents at the beginning of period	**47,902**	**43,752**
Cash and cash equivalents at the end of period	**43,473**	**191,456**

NOTES: * The Cash Flow Statement for first quarter of 2001 is reclassified: 'Interest paid (on loans)' of LTL 6,605 thousand moved from 'Financing activities' to 'Operating activities' and 'Cash, deposited as guarantee' of LTL 2,400 thousand added to 'Net changes in cash and cash equivalent'.